Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Duff & Phelps Corporation and Subsidiaries:

We consent to the use of our reports dated February 17, 2012, with respect to the consolidated balance sheets of Duff & Phelps Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

May 3, 2012